UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY 2014

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form 6-K is hereby incorporated by reference into the registration statements of Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) on Form S-8 (Registration Number 333-152637) and on Form F-3 (Registration Number 333-192046) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

Page
Signature	2
Exhibit Index	3
Exhibit 99.1 Announcement of Xinyuan Real Estate Co., Ltd., dated February 13, 2014, regarding 13.25% Senior Notes due 2018
Exhibit 99.2 Indenture Supplement No. 2, dated as of February 12, 2014

On February 12, 2014, Xinyuan Real Estate Co., Ltd., entered into a indenture supplement (the “Indenture Supplement”) with the Subsidiary Guarantors (as defined therein), Citicorp International Limited, as trustee and as shared security agent. The Indenture Supplement has given effect to certain proposed amendments to the indenture dated as of May 3, 2013 (the “Indenture”) to bring the Indenture into conformity with the terms of the Company's 13% Senior Notes due 2019 (the “2019 Notes”), including (i) amending the “Limitation on Indebtedness and Preferred Stock” covenant to allow the Company to incur additional Indebtedness (as defined in the Indenture) in furtherance of its business plans; (ii) amending the “Limitation on Restricted Payments” covenant to allow certain Restricted Payments (as defined in the Indenture) and create additional categories of Permitted Investments (as defined in the Indenture); (iii) amending the “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant to allow dividend and other payment restrictions in certain joint venture agreements and existing with respect to any Unrestricted Subsidiary (as defined in the Indenture) or its property or assets at the time of its designation as a Restricted Subsidiary (as defined in the Indenture), subject to certain limitations; (iv) amending certain provisions that the Company believes are unnecessarily restrictive to its business operations or impose unnecessary administrative burdens and expense, including those restricting the ability of any Non-Guarantor Subsidiary (as defined in the Indenture) to provide Guarantee (as defined in the  Indenture) for indebtedness of any other Restricted Subsidiary and limitation on certain types of Affiliate Transactions (as defined in the Indenture); (v) amending provisions relating to Permitted Liens (as defined in the Indenture) and Events of Default (as defined in the Indenture) to make such provisions more in line with the terms of senior notes issued by comparable issuers in the market; and (vi) clarifying and amending certain provisions and definitions to conform to terms of the 2019 Notes and to introduce related definitions in the Indenture.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

	By:	/s/ Helen Zhang
	Name:	Helen Zhang
Date: February 13, 2014	Title:	Interim Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Announcement of Xinyuan Real Estate Co., Ltd., dated February 13, 2014, regarding 13.25% Senior Notes due 2018
Exhibit 99.2	Indenture Supplement No. 2, dated as of February 12, 2014

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